SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

CNPJ [National Taxpayer’s Registry] No. 02.808.708/0001-07

NIRE [Corporate Registration Identification Number] 35.300.157.770

A Publicly-Held Company

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

CALL NOTICE

The shareholders of COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV (“Company”) are invited to attend a meeting to be held on April 29, 2013, at 1 p.m., at the Company’s headquarters, located at Rua Dr. Renato Paes de Barros, 1.017, 4º andar (parte), conjuntos 41 e 42, Itaim Bibi, in the City and State of São Paulo, for the Ordinary and Extraordinary General Meetings, to resolve on the following AGENDA:

(a)                ORDINARY GENERAL MEETING

(i)                 Analysis of the management accounts, with examination, discussion and voting on the financial statements related to the fiscal year ended December 31, 2012;

(ii)               Allocation of the net profits for the Fiscal Year and Ratification of the distribution of interest on own capital and dividends approved by the Board of Directors at meetings held on February 17, 2012; May 30, 2012, September 18, 2012, December 14, 2012 and February 25, 2013

(iii)             Election of the members of the Company’s Fiscal Council and their respective alternates; and

(iv)             Ratification of the amounts paid out as compensation to the Management of the Company during the Fiscal Year of 2012 and establishing the overall compensation of the Management and members of the Fiscal Council for the Fiscal Year of 2013.

(b)               EXTRAORDINARY GENERAL MEETING

(i)                   By virtue of the capital increases approved by the Company’s Board of Directors within the limit of the authorized capital, and ratified until the date of the Extraordinary General Meeting, to amend the caput  of article of the Company’s By-laws and to restate them.

General Information:

-       The Company informs its shareholders that on February 27, 2013 the following documents were published on the newspapers “Diário Oficial do Estado de São Paulo” and “Valor Econômico”: (i) annual management report; (ii) financial statements regarding the fiscal year ended on December 31, 2012; (iii) independent accountant’s opinion; and (iv) Fiscal Council’s opinion.

-       The documents and information referred to above and those listed in CVM Normative Ruling No. 481/09 were presented to the Comissão de Valores Mobiliários by means of its Periodic Information System (IPE), in accordance with Article 6 of such Normative Ruling, and are available to the shareholders at the Company’s headquarters, on its Investor Relations website (www.ambev-ir.com), and on the websites of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br) and of the Comissão de Valores Mobiliários (www.cvm.gov.br).

-       The shareholder or its legal agent must present valid identification in order to vote at the meeting.

-       Proxies containing special powers for representation in the general meeting should be deposited at the Company’s headquarters (att.: Legal Department), at least 3 (three) business days prior to the date scheduled for the meetings.

-       Shareholders taking part in the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros Registered Stocks Fungible Custody that plan on attending this meeting shall submit a statement containing their respective stock ownership, issued by qualified entity, within 48 hours prior to the meetings.

São Paulo, March 27, 2013.

Victorio Carlos De Marchi

Co-Chairman of the Board of Directors

The new Ambev shares to be issued by Ambev in the capital increase of this company referred in this document have not been and will not be registered under the United States Securities Act of 1933 (the “Securities Act”), and may not be offered, sold, pledged or otherwise transferred, unless they are registered, or exempt from, or not subject to, registration under the Securities Act.  The information herein does not constitute an offer of securities, and we are not soliciting offers to buy securities, in the United States or to US persons. This document has been published by Ambev in Brazil in compliance with Brazilian reporting requirements and has been furnished to the Securities and Exchange Commission in accordance with the reporting requirements of the United States Securities Exchange Act of 1934.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2013

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer